SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Vera Bradley, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

92335C106

(CUSIP Number)

Alan Singer, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Page 1 of 12 Pages)

CUSIP No. 92335C106	SCHEDULE 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 3,410,469 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 3,410,469 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,410,469 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Robert J. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,593 Shares (1)
	8	SHARED VOTING POWER 4,136,716 Shares (2)
	9	SOLE DISPOSITIVE POWER 63,593 Shares (1)
	10	SHARED DISPOSITIVE POWER 4,136,716 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,200,309 Shares (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 9,130 shares underlying restricted stock units that will vest on March 31, 2018.
(2)	Includes 3,410,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 178,628 shares held by the Barbara Bradley Baekgaard Family Foundation, 41,122 shares held by the Joan Byrne Hall 2016 Grantor Retained Annuity Trust #1, 500,000 shares held by the Joan Byrne Hall 2017 Grantor Retained Annuity Trust #1 and 6,497 shares held by the Joan Byrne Hall Revocable Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Joan Byrne Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 3,958,088 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 3,958,088 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,958,088 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 3,410,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 41,122 shares held by the Joan Byrne Hall 2016 Grantor Retained Annuity Trust #1, 500,000 shares held by the Joan Byrne Hall 2017 Grantor Retained Annuity Trust #1 and 6,497 shares held by the Joan Byrne Hall Revocable Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS James B. Byrne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 541,122 Shares (1)
	8	SHARED VOTING POWER 3,589,097 Shares (2)
	9	SOLE DISPOSITIVE POWER 541,122 Shares (1)
	10	SHARED DISPOSITIVE POWER 3,589,097 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,130,219 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 41,122 shares held by the James B. Byrne 2016 Grantor Retained Annuity Trust #1 and 500,000 shares held by the James B. Byrne 2017 Grantor Retained Annuity Trust #1.
(2)	Includes 3,410,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 178,628 shares held by the Barbara Bradley Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Thomas F. Byrne, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 541,122 Shares (1)
	8	SHARED VOTING POWER 3,589,097 Shares (2)
	9	SOLE DISPOSITIVE POWER 541,122 Shares (1)
	10	SHARED DISPOSITIVE POWER 3,589,097 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,130,219 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 41,122 shares held by the Thomas F. Byrne, II 2016 Grantor Retained Annuity Trust #1 and 500,000 shares held by the Thomas F. Byrne, II 2017 Grantor Retained Annuity Trust #1.
(2)	Includes 3,410,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 178,628 shares held by the Barbara Bradley Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Michael C. Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,604 Shares
	8	SHARED VOTING POWER 4,816,467 Shares (1)
	9	SOLE DISPOSITIVE POWER 116,604 Shares
	10	SHARED DISPOSITIVE POWER 4,816,467 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,933,071 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 3,410,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 178,628 shares held by the Barbara Bradley Baekgaard Family Foundation, 523,851 shares held by the Michael C. Ray 2009 Grantor Retained Annuity Trust, 157,267 shares held by the Anne-Marie Ray Revocable Trust, 46,252 shares held by the Anne-Marie Ray 2016 Grantor Retained Annuity Trust #1 and 500,000 shares held by the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1.

CUSIP No. 92335C106	SCHEDULE 13D	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS Anne-Marie Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 1,227,370 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 3,410,469 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,637,839 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 523,851 shares held by the Michael C. Ray 2009 Grantor Retained Annuity Trust, 157,267 shares held by the Anne-Marie Ray Revocable Trust, 46,252 shares held by the Anne-Marie Ray 2016 Grantor Retained Annuity Trust #1 and 500,000 shares held by the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1.
(2)	Includes 3,410,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 9 of 12 Pages

1	NAMES OF REPORTING PERSONS Barbara Bradley Baekgaard Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 178,628 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 178,628 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,628 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 10 of 12 Pages

This Amendment No. 10 (“Amendment No. 10”) amends the Schedule 13D, as such schedule has previously been amended (the “Schedule 13D”), filed by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust (the “Trust”), Robert J. Hall, Joan Byrne Hall, Michael C. Ray, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and the Barbara Bradley Baekgaard Foundation (the “Foundation” and, collectively with the persons and entities named above, the “Reporting Persons”) with respect to common stock, no par value (the “Common Stock”), of Vera Bradley, Inc. (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 10 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D, as amended.

Item 5.   Interest in Securities of the Issuer.

See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 35,482,734 outstanding shares of Common Stock of the Issuer as of November 29, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2017. In computing the number of shares of Common Stock beneficially owned by a person, common shares subject to restricted stock units, options, warrants or rights, if any, held by that person that are currently exercisable or are exercisable or vest within 60 days of the date hereof are deemed outstanding with respect to that person but are not deemed outstanding with respect to any other person.

On March 19, 2018, the Trust, the James Bradley Byrne Revocable Trust and Thomas F. Byrne II sold an aggregate of 1,265,210 shares of Issuer Common Stock in a block trade at a price of $9.73 per share. Of the shares sold, 1,200,000 shares were sold by the Trust, 32,605 shares were sold by the James Bradley Byrne Revocable Trust and 32,605 shares were sold by Thomas F. Byrne II.

Except as otherwise set forth above, during the past 60 days, none of the Reporting Persons engaged in reportable transactions in the Issuer’s Common Stock.

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2018

BARBARA B. BAEKGAARD 2009 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Joan Byrne Hall
Joan Byrne Hall
Trustee

By:	/s/ James B. Byrne
James B. Byrne
Trustee

BARBARA BRADLEY BAEKGAARD FAMILY FOUNDATION

By:	/s/ Joan Byrne Hall
Joan Byrne Hall
Trustee

By:	/s/ James B. Byrne
James B. Byrne
Trustee

By:	/s/ Anne-Marie Ray
Anne-Marie Ray
Trustee

By:	/s/ Thomas F. Byrne, II
Thomas F. Byrne, II
Trustee

By:	/s/ Barbara B. Baekgaard
Barbara B. Baekgaard
Trustee

/s/ Robert J. Hall
Robert J. Hall

/s/ Joan Byrne Hall
Joan Byrne Hall

Page 12 of 12 Pages

/s/ Michael C. Ray
Michael C. Ray

/s/ James B. Byrne
James B. Byrne

/s/ Thomas F. Byrne, II
Thomas F. Byrne, II

/s/ Anne-Marie Ray
Anne-Marie Ray